 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the extraordinary general meeting of shareholders of RedHill Biopharma Ltd. scheduled for March 20, 2024.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: February 20, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on March 20, 2024

The Extraordinary General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel, on March 20, 2024, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purpose:

1.	To approve an increase of the Company’s authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on February 19, 2024 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposal, as specified in the form of proxy provided.

Whether or not you plan to attend the General Meeting, it is important that your ADSs be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than Sunday, March 10, 2024. Any Position Statement received that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting, a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company's registered office on 21 Ha'arba'a Street, Tel-Aviv, Israel, Tel: +972 3 541 3131, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website at http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel
February 20, 2024

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on March 20, 2024

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “General Meeting”), to be held on Wednesday, March 20, 2024, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel, or at any adjournments thereof.

               It is proposed at the General Meeting to adopt the following proposal or to consider the following item:

1.	To approve an increase of the Company’s authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than February 27, 2024, in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs of record at the close of business on February 19, 2024, shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on February 16, 2024, the Company had outstanding 11,881,211,000 Ordinary Shares (represented 29,703,027 ADSs), each of which is entitled to one vote on the matter to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted FOR the proposed resolution to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about February 22, 2024. In addition to the solicitation of proxies to holders of ADSs by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting, a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposal 1 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than March 10, 2024.

All of our directors are independent other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

North American Toll-Free Phone: +1-866-229-8166
Text or Call Collect Outside North America: +1-646-386-1025
Email: contactus@kingsdaleadvisors.com

PROPOSAL NO. 1

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 200,000,000, consisting of (i) 19,994,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 49,985,000 ADSs), and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. As of February 16, 2024, the Company had approximately 3,258,050,000 Ordinary Shares (the equivalent of 8,145,125 ADSs) available for future issuance, representing approximately 16.3% of its current authorized share capital, after taking into account the shares available for issuance under existing warrants, options and RSUs.

The Board of Directors recommends that at the General Meeting of the shareholders approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company by an additional NIS 200,000,000 such that the authorized share capital shall be NIS 400,000,000, consisting of (i) 39,994,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 99,985,000 ADSs), and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. The additional Ordinary Shares may be used for such corporate purposes as may be determined by our Board of Directors from time to time to be necessary or desirable.

The Board of Directors believes that the proposed increase of the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to either raise capital through the sale of ADSs or other securities convertible into or exchangeable or exercisable for ADSs or pursue strategic opportunities, including business combinations or other strategic transactions, without potentially having to incur the delay and expense incident to obtaining special stockholder approval each time an opportunity requiring the issuance of ADSs may arise. Such a delay might cause us to lose an opportunity or make it more expensive for us to take advantage of an opportunity. Although our Board of Directors has no present definitive plans to issue any additional ADSs, except in connection with our existing equity awards and incentive plans or as required upon exercise of our outstanding warrants, the Board of Directors believes that the proposed increase in the number of authorized share capital is necessary to provide us with the necessary flexibility to pursue corporate opportunities.

Upon approval by shareholders, the first sentence of section 7.1 of the Company’s Articles of Association shall be amended to read as follows: “The Company's registered share capital is NIS 400,000,000, divided into (i) 39,994,000,000 registered ordinary shares of NIS 0.01 par value each (hereinafter: "share", "ordinary share", "shares" or "ordinary shares", as the case may be) and (ii) 6,000,000 preferred shares of NIS 0.01 par value each (hereinafter: “the preferred shares").”

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company from NIS 200,000,000, consisting of (i) 19,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share, to NIS 400,000,000, consisting of (i) 39,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors
Dror Ben-Asher
Chairman of the Board of Directors
Dated: February 20, 2024

Extraordinary General Meeting of	Extraordinary General Meeting of RedHill Biopharma Ltd.
RedHill Biopharma Ltd.	to be held on March 20, 2024
Date: March 20, 2024	For Holders as of February 19, 2024
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only
		For	Against	Abstain

● Mark, sign and date your Voting Instruction Form.
● Detach your Voting Instruction Form.
● Return your Voting Instruction Form in the
    postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on March 15, 2024.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

1.	To approve an increase of the Company’s authorized share capital.	☐	☐	☐

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above
Please separate carefully at the perforation and return just this portion in the envelope provided.

REDHILL BIOPHARMA LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on March 15, 2024)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 19, 2024 at the Extraordinary General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on March 20, 2024 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

This Notice and the documents mentioned therein, including the Proxy Statement, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website http://www.redhillbio.com

NOTES:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

PROXY TABULATOR FOR